

Mail Stop 6010

November 6, 2008

Via Facsimile and U.S. Mail

Zsolt Rumy
Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, Missouri 63044

> **Re:** **Zoltek Companies, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Form 8-K filed August 15, 2008**
> **File No. 0-20600**

Dear Mr. Rumy:

We have reviewed your letter dated October 10, 2008 and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K filed August 15, 2008

1.   We note your response and proposed disclosures in response to prior comment 9. It is unclear from your response as to how you have reconciled the line items "interest expense related to non-convertible debt" and "expenses related to convertible debt" to the most directly comparable measures calculated in accordance with GAAP. It would appear that the most directly GAAP comparable measure as presented on your June 30, 2008 income statement are

"interest expense, excluding amortization…" and "amortization of financing fees and debt discount", respectively. Please revise your future filings accordingly.

* * * * * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief